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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F __X__  Form 40-F _____


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes _____        No __X__


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes _____        No __X__


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                           Yes _____        No __X__



  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _N/A_


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

                            ENDESA, Sociedad Anonima
                                    (ENDESA)
                      Annual General Shareholders' Meeting

On April 19, 2005, the Board of Directors of this Company resolved to convene the Annual General Shareholders' Meeting, to be held in Madrid, in Pavilion no. 1 of the Juan Carlos I Convention Center (IFEMA), on May 26, 2005, at 11:00 a.m. in first call. In the event that the General Meeting cannot be held in first call because the necessary quorum is not achieved, the General Meeting will be held in the same place and at the same time on May 27, 2005, in second call. (It is foreseeable that the General Meeting will indeed be held in second call), in accordance with the following:

                                     AGENDA

First Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2004, as well as of the corporate management during said fiscal year.

Second    Application of fiscal year earnings and dividend distribution.

Third     Appointment of Auditors for the Company and its Consolidated Group.

Fourth Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law ("Ley de Sociedades Anonimas").

Fifth Delegation to the Board of Directors of the authority to resolve a share capital increase, up to the maximum provided by law, with the possibility of excluding the pre-emptive right of first refusal.

Sixth Delegation to the Board of Directors for a period of five years of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission to trading of the securities issued on secondary markets.

Seventh   Re-election of Directors.

Eighth    Appointment of Directors.

Ninth Authorization to the Board of Directors for the execution, implementation and correction, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument.

                PARTICIPATION OF NOTARY PUBLIC AT GENERAL MEETING

The minutes of the Annual General Shareholders' Meeting shall be drawn up by a Notary Public who is a member of the Madrid College of Notaries Public, as so requested for this purpose by the Directors, in accordance with the provisions of article 114 of the Spanish Corporations Law, as amended, in relation to article 101 of the Mercantile Registry Regulations, article 34 of the Corporate Bylaws and article 21 of the General Meeting Regulations.

                               ATTENDANCE PREMIUM

Shareholders participating in the General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of (euro)0.02 gross per share, to be paid through the entities participating in the clearinghouse Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores (IBERCLEAR).

                                 RIGHT TO ATTEND

The following may attend the General Meeting: shareholders who, individually or pooled with others, are the owners of at least 50 shares, provided that they have them registered in the pertinent book-entry ledger five days in advance of the holding of the General Meeting, and are in possession of the pertinent attendance card. The shares of Endesa, S.A. are represented through the book-entry system, pursuant to which, attendance, voting and proxy cards shall be issued and provided by the financial institutions participating in IBERCLEAR at which the shareholders have their shares deposited. The foregoing is without prejudice to the certificates of standing issued in accordance with the entries of the accounting ledger of the pertinent responsible or member institution.

                         PUBLIC REQUEST CONCERNING PROXY

Every shareholders entitled to attend may have himself or herself represented at the General Meeting by means of another person. In the event that the person to whom the proxy is delegated is not named, said proxy shall be deemed to be granted to the Secretary of the General Meeting. If the proxyholder so appointed is subject to a conflict of interest in voting on any of the proposals which, on or off the Agenda, shall be submitted to the General Meeting, the proxy shall be deemed to be delegated to the Secretary of the General Meeting. Unless otherwise directed by the shareholder grantor, the proxy extends to those matters which, even if not appearing on the meeting Agenda, may be submitted to voting at the General Meeting: In this case, the proxyholder shall cast a vote in the direction he or she deems most favorable to the interests of the grantor shareholder. Proxies to which the general scheme on public request concerning proxy is applicable shall contain voting instructions, it being understood that, if such instructions are not given, the proxyholder shall vote in favor of the proposed resolutions presented by the Board of Directors.

                              RIGHT TO INFORMATION

In accordance with the provisions of articles 144, 152 and 212 of the Spanish Corporations Law, as amended, the shareholders may examine at the registered offices and obtain from the Company, immediately and free of charge, the following texts and documentation:
1.   Annual Report. Business Report. (Fiscal Year 2004).
2.   Annual Report. Legal Documentation. (Fiscal Year 2004).
     o Annual Accounts (Balance sheet, income statement and report on annual accounts), management report, of Endesa, S.A. and Subsidiary Companies and auditors' report prepared by Deloitte, S.L. (Fiscal Year 2004)
     o Annual Accounts (Balance sheet, income statement and report on annual accounts), management report, of Endesa, S.A. and auditors' report prepared by Deloitte, S.L. (Fiscal Year 2004).
3.   Report on Corporate Governance. (Fiscal Year 2004).
4.   Report on Sustainability. (Fiscal Year 2004).
5. Report presented by the Directors of ENDESA, S.A. to the General Shareholders' Meeting Justifying the proposal for Delegation to the Board of Directors of the authority to resolve a share capital increase, up to the maximum legally provided, with the possibility of excluding the pre-emptive right of first refusal included in item FIVE of the Agenda for the General Shareholders' Meeting called for May 26 (in first call) and May 27 (in second call), 2005.
6. Report presented by the Directors of ENDESA, S.A. to the General Shareholders' Meeting justifying the proposed Delegation to the Board of Directors for a period of five years of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission of the securities issued to trading on secondary markets, included in item SIX of the Agenda for the General Shareholders' Meeting convened for May 26 (in first call) and May 27 (in second call), 2005.
7. Resolutions proposed by the Board of Directors to the General Shareholders' Meeting in relation to the various agenda items thereof.

All texts and documentation relating to the General Meeting may be consulted and obtained on the company's Web page www.endesa.es. Likewise, the shareholders are informed that the General Meeting may be followed on the above-mentioned
Web page.

                            DELIVERY OF DOCUMENTATION

For shareholders' greater convenience and in order to avoid crowds at the entrance to the premises at which the General Meeting will be held, the delivery of the documentation referred to above and of the attendance gift shall take place, subject to presentation of the attendance card, at the registered offices of the Company, located at c/Ribera del Loira, no. 60, Monday through Friday from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m.

               RULES ON LONG-DISTANCE VOTING AND GRANTING OF PROXY

The Board of Directors of Endesa, S.A. ("Endesa" or the "Company") has decided, in accordance with the provisions of article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations, that at the upcoming Annual General Shareholders' Meeting, scheduled to be held in Madrid, at Pavilion no. 1, Juan Carlos I Convention Center, at 11:00 a.m. on May 26, 2005 in first call, or in the same place and at the same time on May 27, 2005, in second call, the following rules on the subject of long-distance voting and granting of proxy shall apply as from the date of publication of the pertinent meeting notice:

1.   VOTING THROUGH LONG-DISTANCE COMMUNICATION

Endesa shareholders entitled to attend and vote may cast their vote in relation to the agenda items of the General Meeting through long-distance communication and prior to the General Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws, and articles 10 and 20 bis of the General Meeting Regulations.

1.1  Means for casting long-distance vote

The long-distance means of communication valid for casting a long-distance vote are as follows:

(i)  Electronic means:
     In order to cast a long-distance vote by electronic communication with the Company, Endesa shareholders must do so through the Company's Web page www.endesa.es, accessing the space dedicated to the 2005 General Shareholders' Meeting, under the section of long-distance voting and granting of proxy. In accordance with the provisions of the Bylaws and the General Meting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right. The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint. Any shareholder in possession of an electronic signature that meets the requisites indicated above and is identified through such signature may cast his or her vote in relation to the agenda items of the General Meeting, through the Company's Web page www.endesa.es, by following the procedure established therein.

(ii) Postal mail:
     In order to cast a long-distance vote by postal mail, shareholders must complete and sign the section "Long-Distance Voting by Post" of the attendance, proxy and long-distance voting card issued as a hardcopy by the entity participating in IBERCLEAR at which they have their shares deposited. Once the attendance, proxy and long-distance voting card has been completed and signed with a handwritten signature in the section assigned to "Long-Distance Voting by Post"), the shareholder may send it:

     1. By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL DE ACCIONISTAS MAYO 2005 - MAY 2005 GENERAL SHAREHOLDERS' MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
     2. By means of the postage-paid, business reply envelope included, as the case may be, with the card.
     3. By messenger service equivalent to postal mail to the address indicated above.
     4. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited, having to assure himself or herself that this entity will forward the card to Endesa in time and form.

     In the event that the attendance card issued by the entity participating in IBERCLEAR does not include the section dedicated to "Long-Distance Voting by Post", a shareholder who wishes to vote long-distance by post must download from Endesa's webpage www.endesa.es and print out a hardcopy of the Long-Distance Voting Card, complete and sign it together with the attendance card Issued by the participating entity in IBERCLEAR. Once both cards have been completed and signed with a handwritten signature, the shareholder shall send them:
     1. By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL DE ACCIONISTAS MAYO 2005 - MAY 2005 GENERAL SHAREHOLDERS' MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
     2. By messenger service equivalent to postal mail to the address indicated above.
     3. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited, having to assure himself or herself that this entity will forward the card to Endesa in time and form.

2.   DELEGATION OF PROXY BY MEANS OF LONG-DISTANCE COMMUNICATION

Endesa shareholders may delegate their proxy through long-distance communication prior to the General Meeting being held, in the terms contemplated by the Spanish Corporations Law, article 30 bis of the Corporate Bylaws and article 20 bis of the General Meeting Regulations.

2.1  Means for delegating proxy

The long-distance means of communication valid for delegation of proxy are as follows:

(i)  Electronic means:
     In order to delegate a proxy by electronic communication with the Company, Endesa shareholders must do so through the Company's Web page www.endesa.es, accessing the space dedicated to the 2005 General Shareholders' Meeting, under the section of long-distance voting and granting of proxy. In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the said voting right. The guarantees which, in accordance with the provisions of article 20 bis of the General Meeting Regulations, the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signature, provided that they are based on a recognized electronic certificate in relation to which there is no record of revocation and which has been issued by the Spanish Certification Public Authority (CERES) dependent upon the Spanish National Mint. Any shareholder in possession of an electronic signature that meets the requisites indicated above and is identified through such signature may delegate his or her proxy in relation through the Company's Web page www.endesa.es, by following the procedure established therein. A shareholder who delegates his or her proxy electronically is required to notify the proxyholder so appointed of the proxy so delegated. When the proxy is delegated to a Director and/or to the Secretary of the Board of Directors of Endesa this notice shall be deemed to be given by means of the receipt of such electronic proxy by Endesa. On the day and in the place where the General Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said electronic proxy. The proxyholder may only cast the vote of the grantor by attending the General Meeting in person.

(ii) Postal mail:
     In order to delegate a proxy by postal mail, shareholders must complete and sign the proxy section of the attendance card issued as a hardcopy by the entity participating in IBERCLEAR. The person to whom voting is delegated may only vote by attending the General Meeting in person. The duly completed and signed card shall be sent by the shareholder:
     1. By postal mail to the address: ENDESA, S.A. (JUNTA GENERAL DE ACCIONISTAS MAYO 2005 - MAY 2005 GENERAL SHAREHOLDERS' MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID.
     2. By means of the postage-paid, business reply envelope included, as the case may be, with the card.
     3. By messenger service equivalent to postal mail to the address indicated above.
     4. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited, having to assure himself or herself that this entity will forward the card to Endesa in time and form.
     On the day and in the place where the General Meeting is to be held, the appointed proxyholders shall identify themselves through their National Identity Card or Passport in order that the Company may check the proxy granted, accompanied, as the case may be, by a copy of the said proxy.

3.   BASIC RULES FOR LONG-DISTANCE VOTING AND DELEGATION OF PROXY

3.1  Deadline for receipt by the Company of long-distance proxies and votes.

     In order to be valid and in accordance with the provisions of the General Shareholders' Meeting Regulations, both long-distance proxies as well as votes (whether electronic or postal) shall be received by the Company 24 hours prior to the day and time scheduled for the General Meeting to be held in first call. If not, the proxy shall be deemed not to have been granted and the vote not cast, unless the subsequent receipt, albeit prior to the holding of the General Meeting does not pose any material problems for the proper verification and computation with a view towards the preparation and holding thereof.

3.2 Rules of preference between proxy, long-distance vote and presence at General Meeting

3.2.1 Priorities between proxy, long-distance vote and physical attendance

(i) Personal attendance at a General Meeting by a shareholder who had previously delegated or voted long distance, no matter the means used to cast the vote, shall render the said proxy or vote null and void.

(ii) Furthermore, a vote, no matter the means used to cast it, shall render ineffective any electronic proxy or proxy by printed card, even if previous, which shall deemed to be revoked, or subsequent, which shall be deemed not to have taken place.

3.2.2 Priorities between proxies

     In the event that a shareholder validly makes several proxy delegations, the last one received by the Company shall prevail.

3.2.3 Priorities between long-distance votes

     A shareholder may validly vote long distance only once in relation to each position of securities. In the event that a shareholder makes several long-distance votes with respect to the same shares, whether electronically or by postal mail, the vote first received by the Company shall prevail, and any votes received on a subsequent date shall be invalid. A revocation or modification of that long-distance vote shall require the personal attendance of the shareholder at the General Meeting.

3.3  Other Provisions

     In the event that electronic means are employed, only one electronic action per each type of operation (one vote and one proxy) may be utilized. Both a long-distance proxy as well as a vote shall remain null and void as a consequence of the disposal of the shares which entitle attendance of which the Company becomes aware. The shareholder is exclusively responsible for the custody of his electronic signature in order to vote or delegate a proxy electronically.

3.4  Special Rules

     Shareholders that are legal entities and those not resident in Spain must consult with the Shareholder Relations Line 900-666-900 in order to examine the possibility, as the case may be, of adapting, with proper guarantees, the long-distance voting and proxy mechanisms to their peculiarities. Furthermore, in the event that the shareholder is a legal entity, the latter must notify the Company of any change or revocation in the powers held by its representative and, therefore, Endesa declines any liability until such notification takes place.

4.   TECHNICAL INCIDENTS

     Endesa reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms when so required for technical or security reasons. Endesa shall not be liable for any damages which may be caused to a shareholder arising out of breakdowns, overloads, dropped lines, failed connections, malfunctioning of postal service or any other eventuality of a like or similar nature, removed from the will of Endesa, which prevent the use of the long-distance voting and proxy mechanisms.

                               GENERAL INFORMATION

The personal data submitted by shareholders for the exercise or delegation of their rights to attend and vote at the General Meeting shall be processed by the Company for the sole purposes of allowing the exercise of these rights. When legally applicable, rights to access, rectification, cancellation and opposition may be exercised. For any clarification concerning the delivery of documentation and any other aspect referring to this meeting notice, shareholders are directed to the Information Office located at the registered offices, calle Ribera del Loira, no. 60, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m., Monday through Friday.

                       FORECASTED DATE OF GENERAL MEETING

ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, IN ACCORDANCE WITH PREVIOUS YEARS' EXPERIENCE, IT IS FORESEEABLE THAT THE GENERAL MEETING WILL BE HELD IN SECOND CALL, THAT IS, ON MAY 27, 2005, IN THE PLACE AND AT THE TIME INDICATED ABOVE.


Madrid, April 19, 2005
Secretary of the Board of Directors
Salvador Montejo Velilla

                          GENERAL SHAREHOLDERS' MEETING

                                  May 27, 2005








                 RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS
                    TO THE GENERAL SHAREHOLDERS' MEETING, IN
                  RELATION TO THE VARIOUS ITEMS ON THE MEETING
                                     AGENDA.

FIRST. Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2004, as well as of the corporate management during said fiscal year.

"To approve the annual accounts (balance sheet, income statement and annual report) of the Company and its consolidated group for the fiscal year ending December 31, 2004, as well as the corporate management for the said fiscal year."


SECOND. Application of fiscal year earnings and dividend distribution.

"To approve the application of the fiscal year earnings and dividend distribution proposed by the Board of Directors, in such a manner that the profit for fiscal year 2004, amounting to 841,108,763.37 euros, together with the retained earnings from fiscal year 2003, amounting to 153,426,415.62 euros, and which add up to a total of 994,535,178.99 euros, is distributed as follows:

o    To dividend (Maximum amount to be distributed pertaining to 0.7382 euros/share for all 1,058,752,117 shares)......... 781,570,812.77 euros

o    To retained earnings ............................. 212,964,366.22 euros


TOTAL ................................................. 994,535,178.99 euros

It is expressly resolved to pay the shares entitled to dividends, the gross sum of 0.738 euros per share. The dividend payment shall be made as from July 1, 2005, through the banks and financial institutions to be announced at the appropriate time, deducting from the amount thereof the gross sum of 0.272 euros per share, paid as an interim dividend on January 3, 2005 by virtue of a resolution of the Board of Directors dated October 26, 2004."


THIRD. Appointment of Auditors for the Company and its Consolidated Group.

"To appoint as auditors for fiscal year 2005 the present external auditor Deloitte S.L., for both ENDESA, S.A. as well as for its Consolidated Group.

To contract with the said company the external audit of the accounts of ENDESA, S.A. and of its Consolidated Group, for fiscal year 2005, delegating to the Board of Directors, in the broadest terms, the determination of the further conditions of this contracting."

FOURTH. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law ("Ley de Sociedades Anonimas").

To revoke and make void, as to the unused portion, the authorization for the derivative acquisition of treasury stock, granted by the Annual General Shareholders' Meeting held on April 2, 2004.

To once again authorize the derivative acquisition of treasury stock, as well as the pre-emptive rights of first refusal in respect thereto, in accordance with article 75 of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), under the following conditions:

a) Acquisitions may be made through any means legally accepted, either directly by ENDESA, S.A. itself, by the Companies of its group, or by an intermediary person, up to the maximum figure permitted by Law.

b) Acquisitions shall be made at a minimum price per share of the par value and a maximum equal to their trading value plus an additional 5%.

c) The duration of this authorization shall be 18 months.


FIFTH. Delegation to the Board of Directors of the authority to resolve a share capital increase, up to the maximum provided by law, with the possibility of excluding the pre-emptive right of first refusal.

To empower the Board of Directors, as amply as is legally necessary in order that, in accordance with the provisions of article 153.1.b) of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), it may increase the share capital, in one or more times, and at any time prior to five years from the date of this General Meeting lapsing, in the maximum amount of 635,251,270.20 euros, equivalent to 50% of the figure of share capital as at the date hereof, through the issuance of new shares--voting or non-voting, callable or non-callable--the consideration for the new shares to be issued consisting of monetary contributions, with the power to set the terms and conditions of the capital increase and the characteristics of the shares--within the limits applicable by law and by the bylaws--as well as to freely offer the new unsubscribed shares within a period or periods of preferred subscription, and to establish that, in case of incomplete subscription, the capital will be increased only by the amount of subscriptions made. Furthermore, the Board of Directors is empowered to exclude the pre-emptive right of first refusal in the terms of article 159 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") and to apply for admission to trading of the new shares to be issued on the Stock Exchanges.

SIXTH. Delegation to the Board of Directors for a period of five years of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission to trading of the securities issued on secondary markets.

To delegate to the Board of Directors, in accordance with the provisions of article 319 of the Mercantile Registry Regulations and the general scheme for bond issues, and with express powers of substitution in the Executive Committee, the authority to issue securities in accordance with the following conditions:

1. The securities issued may be simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities.

2. The issuance thereof may be carried out on one or more occasions within the maximum period of five (5) years from the date of adoption of this Resolution.

3. The delegation to issue the aforementioned securities shall extend to setting the various aspects and conditions of each issue (face or par value, type of issue, redemption price, interest rate, redemption, issue guarantees, admission to trading, etc.).

The delegation to issue securities granted by the Annual General Shareholders' Meeting of May 10, 2002 is heretofore made null and void.

To apply for admission to trading on official or unofficial secondary markets, whether or not organized, whether domestic or foreign, of the bonds or other securities to be issued by Endesa S.A. by virtue of this delegation, empowering the Board, with express authorization for substitution in favor of the Executive Committee, to carry out the necessary formalities and actions for the admission to trading before the competent bodies of the various domestic or foreign securities markets.

To authorize the Board of Directors, with express authorization for substitution in favor of the Executive Committee, to grant guarantees on the above securities issues, carried out by companies belonging to the Company's consolidation group.

For the purpose of the provisions of article 27 of the Securities Exchange Regulations, it is hereby expressly stated for the record that, in the event that the delisting of the securities issued by virtue of this delegation is subsequently applied for, the latter shall be adopted with the same formalities as referred to in the said article and, in such case, the interest of the shareholders or bondholders who object to or do not vote for the resolution shall be guaranteed, complying with the requisites established by the Spanish Corporations Law ("Ley de Sociedades Anonimas") and ancillary provisions, all of which in accordance with the provisions of the said Securities Exchange Regulations, the Securities Market Act and provisions implementing same.

SEVENTH. Re-election of Directors.

     NOTE: The proposal for re-election of Directors shall be adopted by the Board of Directors, subject to a report by the Appointments and Remuneration Committee, prior to holding the General Meeting.


EIGHTH. Appointment of Directors

     NOTE: The proposal for appointment of Directors shall be adopted by the Board of Directors, subject to a report by the Appointments and Remuneration Committee prior to holding the General Meeting.


NINTH. Authorization to the Board of Directors for the execution, implementation and correction, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument.

"1. To delegate to the Company's Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

     (i) clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

     (ii) execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

     (iii) delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2. To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

     (i) carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

     (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission ("Comision Nacional del Mercado de Valores"), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof."

Report presented by the Directors of ENDESA, S.A. to the General Shareholders' Meeting justifying the proposal for Delegation to the Board of Directors of the power to resolve a share capital increase, up to the maximum provided by law, with the possibility of excluding the pre-emptive right of first refusal included in item FIVE (5) on the Agenda for the General Shareholders' Meeting convened for May 26 (in first call) and May 27 (in second call), 2005.

This report is issued by the Directors in accordance with the provisions of articles 153.1.b) and 144 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") currently in force.

The first of the rules cited provides that the General Meeting, with the requisites established for amending the corporate bylaws, may delegate to the directors the power to increase the share capital in one or more times up to a determined figure on the occasion and in the amount they should decide, without first consulting the General Meeting. These increases may not exceed one-half of the share capital at the time of the authorization and shall be carried out through monetary contributions within a period of five years from the General Meeting resolution.

On the other hand, article 159.2 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") establishes that, in the case of listed companies, the General Shareholders' Meeting, upon delegating to the Board of Directors the authority to increase capital in accordance with article 153.1.b) of the aforesaid legal text, may attribute thereto the power to exclude the pre-emptive right of first refusal in the circumstances and under the conditions established by the said article 159.2.

For its part, article 144 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") includes among the requisites required for amendment of the corporate bylaws that the directors shall formulate a written report with justification of the proposed amendment.

It has been traditional at the company, and is the duty of a major company listed on the securities markets and which must respond with the necessary agility and speed to the requirements and indications of the latter, to provide it with the resources which permit such a response, among which the authorization to the Board to increase capital without first consulting the General Meeting occupies a distinguished position, making use, as well, of the possibility, as established by law, of excluding the pre-emptive right of first refusal.

The previous delegation of the General Shareholders' Meeting in favor of the Board to increase capital, as resolved by the General Meeting held on April 13, 2000, remains null and void by virtue of this proposal.

The specific proposed resolution submitted to the General Meeting is as follows:


FIFTH. Delegation to the Board of Directors of the authority to resolve a share capital increase, up to the maximum provided by law, with the possibility of excluding the pre-emptive right of first refusal.

"To empower the Board of Directors, as amply as is legally necessary in order that, in accordance with the provisions of article 153.1.b) of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), it may increase the share capital, in one or more times, and at any time prior to five years from the date of this General Meeting lapsing, in the maximum amount of 635,251,270.20 euros, equivalent to 50% of the figure of share capital as at the date hereof, through the issuance of new shares--voting or non-voting, callable or non-callable--the consideration for the new shares to be issued consisting of monetary contributions, with the power to set the terms and conditions of the capital increase and the characteristics of the shares--within the limits applicable by law and by the bylaws--as well as to freely offer the new unsubscribed shares within a period or periods of preferred subscription, and to establish that, in case of incomplete subscription, the capital will be increased only by the amount of subscriptions made. Furthermore, the Board of Directors is empowered to exclude the pre-emptive right of first refusal in the terms of article 159 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") and to apply for admission to trading of the new shares to be issued on the Stock Exchanges."


                                                         Madrid, April 19, 2005.

Report presented by the Directors of ENDESA, S.A. to the General Shareholders' Meeting justifying the proposal for Delegation to the Board of Directors, for a period of five years, of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission to trading of the securities issued on secondary markets included in item SIX (6) on the Agenda for the General Shareholders' Meeting convened for May 26 (in first call) and May 27 (in second call), 2005.

The purpose of this report is to justify the proposal to the General Shareholders' Meeting which, under item SIX of the Agenda, grants authorities to the Board of Directors of Endesa, S.A. (the "Company"), with express power of delegation in favor of the Executive Committee, for the issuance, on one or more occasions, of simple, non-convertible bonds, as well as promissory notes, preference shares and other fixed income securities.

The Board of Directors deems it highly appropriate to have available the delegated authorities admitted by current regulations in force, in order to be at all times in a position to raise funds on the primary securities markets which are necessary for the adequate management of corporate interests. From this perspective, the proposed delegation has as its purpose to provide the Company's management body with the leeway and capacity for response required by the competitive surroundings in which the Company operates, in which, all too frequently, the success of a strategic initiative or of a financial transaction depends on the possibility of carrying it out swiftly, without the delays and costs involved in convening and holding a General Shareholders' Meeting.

With this purpose in mind, in accordance with the provisions of article 319 of the Mercantile Registry Regulations, the adoption of the resolution formulated under item six of the Agenda is hereby proposed to the General Meeting.

On the other hand, in consideration of the fact that, under certain circumstances, it may be appropriate for the raising of financial resources on the markets to be carried out by a subsidiary company, in which case it may be an essential condition for the success of the operation that the issue being launched, as the case may be, by that subsidiary, have the full backing and guarantee of the Company, whereupon the Board of Directors also requests the express authorization of the General Meeting for the Company to be able to guarantee the securities referred to in this resolution issued by subsidiary companies, for a period identical to that of the delegation for bond issues.

The proposal is completed with a request that, if appropriate, the securities issued in accordance with this authorization be admitted to trading on any secondary market, whether or not organized, official or unofficial, domestic or foreign, authorizing the Board to carry out the formalities which may be pertinent for such purpose, and with the express possibility of the authorities of any nature attributed to the Board of Directors being eligible for delegation, in turn, by the latter, in favor of the Executive Committee.

Finally, the proposal contemplates making void, as regards the unused portion, resolution six of the General Shareholders' Meeting of May 10, 2002, insofar as the subject matter regulated herein is identical.

Proposal:

SIXTH. Delegation to the Board of Directors for a period of five years of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission to trading of the securities issued on secondary markets.

To delegate to the Board of Directors, in accordance with the provisions of article 319 of the Mercantile Registry Regulations and the general scheme for bond issues, and with express powers of substitution in the Executive Committee, the authority to issue securities in accordance with the following conditions:

1. The securities issued may be simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities.

2. The issuance thereof may be carried out on one or more occasions within the maximum period of five (5) years from the date of adoption of this Resolution.

3. The delegation to issue the aforementioned securities shall extend to setting the various aspects and conditions of each issue (face or par value, type of issue, redemption price, interest rate, redemption, issue guarantees, admission to trading, etc.).

The delegation to issue securities granted by the Annual General Shareholders' Meeting of May 10, 2002 is heretofore made null and void.

To apply for admission to trading on official or unofficial secondary markets, whether or not organized, whether domestic or foreign, of the bonds or other securities to be issued by Endesa S.A. by virtue of this delegation, empowering the Board, with express authorization for substitution in favor of the Executive Committee, to carry out the necessary formalities and actions for the admission to trading before the competent bodies of the various domestic or foreign securities markets.

To authorize the Board of Directors, with express authorization for substitution in favor of the Executive Committee, to grant guarantees on the above securities issues, carried out by companies belonging to the Company's consolidation group.

For the purpose of the provisions of article 27 of the Securities Exchange Regulations, it is hereby expressly stated for the record that, in the event that the delisting of the securities issued by virtue of this delegation is subsequently applied for, the latter shall be adopted with the same formalities as referred to in the said article and, in such case, the interest of the shareholders or bondholders who object to or do not vote for the resolution shall be guaranteed, complying with the requisites established by the Spanish Corporations Law ("Ley de Sociedades Anonimas") and ancillary provisions, all of which in accordance with the provisions of the said Securities Exchange Regulations, the Securities Market Act and provisions implementing same."


                                                          Madrid, April 19, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: May 26th, 2005        By: /s/ David Raya
                                 -----------------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations